

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
Robert L. Frichtel
Chief Executive Officer
Advanced Cannabis Solutions, Inc.
4445 Northpark Drive, Suite 102
Colorado Springs, CO 80907

> **Re: Advanced Cannabis Solutions, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 31, 2014**
> **File No. 333-193890**

Dear Mr. Frichtel:

We have reviewed your amended registration statement and letter dated October 31, 2014, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that there is currently no existing trading market for your securities. Schedule A, paragraph 16, of the Securities Act and Item 501(b)(3) of Regulation S-K require registrants to include in the registration statement either the price or a formula or method to calculate the price. Where there is no existing market for the securities, the registration statement must include a price. Simply stating that the securities are to be sold at a market price or negotiated prices is not sufficient to satisfy the statute in these cases. Accordingly, please revise the cover page of your prospectus and the section entitled "The Offering" to include a fixed price at which the shares will be sold until such a time as a public trading market for your shares develops. In addition, pursuant to Item

505 of Regulation S-K, please revise to explain how the price of the shares was determined.

Risk Factors, page 4

2.   We note the following disclosure on page 6: "Based upon guidance from the United States Department of Treasury's Financial Crimes Enforcement Network which clarifies how financial institutions can provide services to marijuana-related businesses, it appears the federal government will not prosecute third parties for doing business with state licensed marijuana participants as long as they meet certain criteria." However, this statement does not appear to be consistent with your disclosure on page 2 that you are not currently subject to the Bank Secrecy Act or FinCEN guidelines. Please advise or delete.

Exhibits

3.   Please file all material agreements required to be filed by Item 601(b)(10) of Regulation S-K. For example, please file the following:

- The September 2014 amendment to the stock purchase agreement (referenced on page 12);

- The August 2014 agreement with Michael Feinsod and Infinity Capital, LLC (referenced on page F-36); and

- The October 2014 independent contractor agreement with Brian Kozel (referenced on page F-36).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Robert L. Frichtel
Advanced Cannabis Solutions, Inc.
November 19, 2014
Page 3

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Arthur S. Marcus, Esq.
        Sichenzia Ross Friedman Ference LLP